[Flexsteel Industries, Inc. Letterhead]

February 28, 2007

Mr. John Cash

Branch Chief

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-7010

Re:	Flexsteel Industries, Inc.

Form 10-K for the fiscal year ended June 30, 2006

File No. 0-5151

Dear Mr. Cash:

This letter is in response to the comment letter received by us dated January 25, 2007 (the “Comment Letter”), containing comments to our Form 10-K for the fiscal year ended June 30, 2006 (“2006 Form 10-K”). For your convenience, we have reproduced each of the Staff’s comments from the Comment Letter. Each item number set forth below is in response to the corresponding item number in the Comment Letter.

Item 7. Management’s Discussion and Analysis

Liquidity and Capital Resources, page 13

1.	Comment

Based on the disclosures in Note 4, it appears that an increase in finished goods drove the significant increase in your inventory during fiscal year 2006. We read on page 13 that your inventory increased from the expansion of import programs, including commercial office product offerings; however, the underlying reasons behind the increase in your inventory remain unclear. In this regard, it is unclear to us why obtaining a higher percentage of your finished goods inventory from overseas would lead to an increase in your total inventory on hand. Please revise future filings to better explain the underlying reasons behind the increase in your inventory during fiscal year 2006. If the increase in inventory primarily relates to one type of product, such as your commercial or residential products, please disclose this. Please also revise future filings to more clearly address, if possible, whether you expect to maintain this higher level of inventory in the future. In this regard, we note that your inventory levels remained flat between June 30, 2006 and September 30, 2006.

Response

The increase in inventory during fiscal year 2006 was principally due to obtaining a higher percentage of inventories from overseas suppliers and the fact that our terms with such suppliers are FOB Shipping point. The longer transit time resulted in more Flexsteel owned inventory. Note our Inventory levels at December 31, 2006 reduced from September 30, 2006.

In our future Form 10-Q and Form 10-K filings, as may be applicable, we will use our best efforts to better explain the underlying reasons behind changes in our inventory (including changes related to fiscal year 2006), the type of product and, if known, whether we expect the change to be temporary or more permanent in nature.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Changes in Shareholders’ Equity, page 21

2.	Comment

We have the following comments concerning your issuance of common stock:

•

We note from your equity statement that 199,589 shares of common stock were issued in fiscal year 2004. However, Note 10 indicates that 362,361 shares of common stock were issued in fiscal year 2004 as a result of exercising stock options. Please help us to understand why the stock options exercised are greater than the total number of shares issued during the year.

•

We note that the proceeds from the issuance of common stock, as reflected in your cash flow statement, are significantly less than the value of common stock issued each year as reflected on your equity statement. Please help us to better understand this difference, and revise future filings as appropriate to clarify this issue.

Response

The following reconciliation provides a summary of the common stock activity in fiscal year 2004, 2005 and 2006:

Number of Shares	2004	2005	2006
Stock Options Exercised (Note 10 Table)	362,361	4,595	2,000
Common Stock Exchanged On Exercise of Stock Options	-186,567	0	0
Common Shares purchased by 401-K Plan	3,711	3,993	5,075
Management Incentive Shares issued (Note 10 Paragraph 1)	20,590	38,620	15,239
Management Incentive Shares cancelled	-506	0	0
Common Shares Issued per Equity Statement	199,589	47,208	22,314

With regard to stock option exercises, paragraph 9 of Note 10 to our consolidated financial statements included in our 2006 Form 10-K, states in part “The Company accepts shares of the Company’s common stock as payment for exercise of options. These shares received as payment are retired upon receipt.”

Our Stock Option Plans permit employees to effect cashless exercises of all or a portion of the award in lieu of making a cash payment for the option exercise price. These cashless exercise provisions permit an option holder to pay the exercise price of the options being exercised through the tender of issued and outstanding shares of the Company’s common stock so long as such shares have been held by the exercising option holder for at least six months (i.e., mature shares). Any shares tendered in payment of the option exercise price are cancelled.

Accordingly as shown above, the primary difference between the number of options exercised and the number of shares of common stock issued as a result of those exercises in fiscal year 2004 is due to the retirement of the mature shares that were accepted as payment for the option exercise price. Given the historical limited nature and size of such activity, we believe that the net presentation within our consolidated financial statements is appropriate.

The difference between the amounts shown in the Consolidated Statement of Cash Flows and the Consolidated Statement of Changes in Shareholders’ Equity included in our 2006 Form 10-K is primarily due to the issuance of shares under the Management Incentive Plan disclosed in paragraph 1 of Note 10 to our consolidated financial statements. Due to the fact that this plan awards a fixed monetary amount settleable in a variable number of shares, this plan is accounted for as a liability award until the shares are issued. Shares are issued under this plan in September of the next fiscal year. For example, in the table above the shares issued in fiscal year 2006 were related to settlement of the fiscal year 2005 award liability. In our future Form 10-K filings, we will more prominently disclose the non-cash dollar amounts related to the management incentive shares.

Note 17. Segments, page 34

3.	Comment

We read that you have “one reportable operating segment.” It appears from your disclosures elsewhere in the filing, including the discussion of your Business Segments on page two and the analysis of your business in MD&A, that you may have more than one operating segment, and that you may have aggregated multiple operating segments into one reportable segment. Please provide us with a detailed explanation of how you determined both your operating segments and your reportable segments. Your response should specifically identify each of your operating segments. If you have aggregated any operating segments, please tell us why you believe this aggregation is appropriate based on the guidance found in paragraph 17 of SFAS 131 and EITF 04-10.

Response

On an annual basis (or more frequently if circumstances arise that we believe would require re-assessment), our management team assesses our operations in light of the disclosure requirements of SFAS No. 131 regarding reportable segments. For periods prior to November 2003, we reported and disclosed two segments: (1) furniture products and (2) retail stores. Our former retail stores segment involved the operation of retail furniture stores that offered certain of the Company’s products for sale directly to consumers. As disclosed in past filings, we closed all retail stores in November 2003. We believe management has continued to appropriately consider and conclude on the requirements regarding segment disclosure. In accordance with Rule 12b-4, we will supply to you in paper form on a supplemental basis for the purpose of obtaining confidential treatment a copy of our assessment (“Supplemental Response”). Pursuant to Rule 12b-4, we request that the Supplemental Response be returned to us once your review of it has been completed. We believe the analysis prepared, information reviewed and conclusions contained therein, are appropriate and follow the guidelines referenced in your comment above.

Item 9A. Controls and Procedures, page 36

4.	Comment

We note that your “Chief Executive Officer and Chief Financial Officer have concluded that [your] disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e)) under the Securities Exchange Act of 1934, as amended were effective as of the date of such evaluation to ensure that information [you] were required to disclose in reports that [you] file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.” Please confirm to us for both your Form 10-K and your September 30, 2006 Form 10-Q, if true, and revise future filings to clarify that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive officer and your principal financial officer, to allow timely decisions regarding required disclosure. Alternatively, you may revise future filings to conclude that your disclosure controls and procedures are “effective” or “ineffective” without providing any part of the definition of disclosure controls and procedures. See Exchange Act Rule 13a-15(e).

Response

Our Chief Executive Officer and the Chief Financial Officer confirm that for both our 2006 Form 10-K and our September 30, 2006 Form 10-Q, our officers concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 (“Exchange Act”) is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, to allow timely decisions regarding required disclosure.

Effective with our fiscal year 2007 Form 10-K and in future Form 10-K filings, we will incorporate the following disclosure under Item 9A. Controls and Procedures to comply with the requirements of Exchange Act Rule 13a-15(e):

        Item 9A. Controls and Procedures

Evaluation of disclosure controls and procedures – Based on their evaluation as of the end of the period covered by this Annual Report on Form 10-K, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e)) under the Securities Exchange Act of 1934, as amended) were effective as of the date of such evaluation.

In our fiscal year 2007 second quarter, we have incorporated the language above in Item 4(a) Controls and Procedures on page 14 of our Form 10-Q. We will incorporate similar language in our subsequent Form 10-Q filings.

Certifications

5.	Comment

We note that your certifications where you are instructed to insert the identity of the certifying individual you include the title of such individual. This practice is not permissible as the language of the certifications required by Section 302 of Sarbanes-Oxley and our rules under that Section should not be altered in any way. The certifying officer is required to certify in their personal capacity. Please ensure that in future filings your certification language conforms exactly to the applicable rules. In addition, please have your certifying officers supplementally represent to us that they are signing all of the certifications in their personal capacity.

Response

Effective with our fiscal year 2007 second quarter Form 10-Q, we have revised our certification statements required by Section 302 of the Sarbanes-Oxley Act to comply with the requirements of the Securities and Exchange Commission. Attached as Exhibit A and Exhibit B are copies of our recently filed fiscal year 2007 second quarter Section 302 certifications. We will continue to use this form of 302 certifications in our future Form 10-K and Form 10-Q filings. See Exhibit C attached signed by the certifying officers making the representation as requested.

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

We believe that we have adequately addressed each item in the Comment Letter and that our proposed changes to our future filings will satisfy the additional disclosures and information sought by the Staff. We look forward to completing this effort and your response to this letter. Please contact me at (563) 585-8392 with questions or comments.

Sincerely,

FLEXSTEEL INDUSTRIES, INC.

/s/ Timothy E. Hall

Timothy E. Hall

Vice President – Finance

Chief Financial Officer

Secretary

TEH/lah

Attachments

EXHIBIT A

EXHIBIT 31.1

CERTIFICATION BY CHIEF EXECUTIVE OFFICER

PURSUANT TO SECTION 302

OF THE SARBANES-OXLEY ACT OF 2002

I, Ronald J. Klosterman, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of Flexsteel Industries, Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4.

The Registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and we have:

a)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

evaluated the effectiveness of the Registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

disclosed in this report any changes in the Registrant’s internal control over financial reporting that occurred during the Registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and

5.

The Registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the Audit and Ethics Committee of the Registrant’s Board of Directors (or persons performing the equivalent functions):

a)

all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Registrant’s ability to record, process, summarize and report financial information; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal control over financial reporting.

Date:	February 9, 2007	By:	/S/ Ronald J. Klosterman
Ronald J. Klosterman Chief Executive Officer

EXHIBIT B

EXHIBIT 31.2

CERTIFICATION BY CHIEF FINANCIAL OFFICER

PURSUANT TO SECTION 302

OF THE SARBANES-OXLEY ACT OF 2002

I, Timothy E. Hall, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of Flexsteel Industries, Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4.

The Registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and we have:

a)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

evaluated the effectiveness of the Registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

disclosed in this report any changes in the Registrant’s internal control over financial reporting that occurred during the Registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and

5.

The Registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the Audit and Ethics Committee of the Registrant’s Board of Directors (or persons performing the equivalent functions):

a)

all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Registrant’s ability to record, process, summarize and report financial information; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal control over financial reporting.

Date:	February 9, 2007	By:	/S/ Timothy E. Hall
Timothy E. Hall Chief Financial Officer

[Flexsteel Industries, Inc. Letterhead]

EXHIBIT C

February 28, 2007

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Mindy Hooker

Re:	Flexsteel Industries, Inc.
Form 10-K for the fiscal year ended June 30, 2006
File No. 0-5151

Ladies and Gentlemen:

As requested in the comment letter of the Securities and Exchange Commission dated January 25, 2007 addressed to Timothy E. Hall, this will serve as a supplemental representation to you that for purposes of the certifications required by Section 302 of the Sarbanes-Oxley Act of 2002, the certifying officers of Flexsteel Industries, Inc. identified below are signing all such certifications in their personal capacity:

Name	Officer Position with Flexsteel Industries, Inc.
K. Bruce Lauritsen	Former Chief Executive Officer
Ronald J. Klosterman	Chief Executive Officer
Timothy E. Hall	Chief Financial Officer

Sincerely,

/s/ K. Bruce Lauritsen
K. Bruce Lauritsen

/s/ Ronald J. Klosterman
Ronald J. Klosterman

/s/ Timothy E. Hall
Timothy E. Hall